UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. [___])*

General Moly, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

451272306

(CUSIP Number)

November 28, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 451272306

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ArcelorMittal S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,256,699 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,256,699 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,256,699 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (See Instructions) HC

Page 2 of 7 Pages

SCHEDULE 13G

CUSIP No. 451272306

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ArcelorMittal Treasury SNC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,256,699 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,256,699 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,256,699 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 7 Pages

The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of shares of common stock, par value $0.001 (“Common Stock”), outstanding as of November 15, 2007, as provided by the Issuer.

Item 1.

(a)	Name of Issuer: General Moly, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1726 Cole Boulevard, Suite 115, Lakewood, CO 80401

Item 2.

(a)	Name of Person Filing:

(1) ArcelorMittal S.A.

(2) ArcelorMittal Treasury SNC

(b)	Address of Principal Business Office or, if none, Residence:

(1) 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg

(2) 1 à 5, rue Luigi Cherubini, Saint Denis 93200, St. Denis, France

(c)	Citizenship:

(1) Luxembourg

(2) France

(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 451272306
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13(d)-1(b)(1)(ii)(E).

Page 4 of 7 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 8,256,699

(b)	Percent of Class: 12.7%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 8,256,699

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 8,256,699

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock held by the filing persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Page 5 of 7 Pages

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 7, 2007	ARCELORMITTAL S.A.

/s/ Eldert Sjoerd de Vries
Name: Eldert Sjoerd de Vries
Title: Authorized Representative

/s/ Alain Bouchard
Name: Alain Bouchard
Title: Authorized Representative

ARCELORMITTAL TREASURY SNC

/s/ Eldert Sjoerd de Vries
Name: Eldert Sjoerd de Vries
Title: Director

Page 6 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated December [7], 2007, with respect to the shares of common stock, par value $0.001 per share, of General Moly, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the [7]th day of December, 2007.

ARCELORMITTAL S.A.

/s/ Eldert Sjoerd de Vries
Name: Eldert Sjoerd de Vries
Title: Authorized Representative

/s/ Alain Bouchard
Name: Alain Bouchard
Title: Authorized Representative

ARCELORMITTAL TREASURY SNC

/s/ Eldert Sjoerd de Vries
Name: Eldert Sjoerd de Vries
Title: Director

Page 7 of 7 Pages